Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

RECEIVED
2009 OCT 26 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

09047207

21 October 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

dlw 10/26

cag_cosec_syd_prd/68580_1

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

RECEIVED
2009 OCT 26 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 October 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 16 October 2009, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.000%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 16 October 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.015%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

21 October 2009

MACQUARIE

Company Announcements Office
Australian Securities Exchange
Via ASX Online

Dear Sir/Madam

Confirmation of issue of Exchangeable Shares re Tristone Acquisition

On 28 May 2009, in Calgary, Macquarie Group Limited ("Macquarie") (ASX:MQG) announced the proposed acquisition of Tristone Capital Global Inc ("Tristone"). On 2 September 2009, Macquarie announced the completion of this acquisition and the integration of the business and employees of Tristone into the Macquarie Group.

Macquarie confirms that completion of the acquisition occurred on 31 August 2009 and that Macquarie Capital Acquisitions (Canada) No.2 Ltd, a subsidiary of Macquarie, has issued a total of 2,189,177 Exchangeable Shares to Tristone shareholders and employees. This comprised 152,472 Exchangeable Shares issued under retention agreements in place with key former Tristone employees ("Retention Securities") and 2,036,705 Exchangeable Shares issued as consideration for the acquisition of Tristone. A further 364,244 options over Exchangeable Shares were issued under retention agreements in place with key former Tristone employees ("Retention Options"). The aggregate number of Exchangeable Shares (including Retention Securities) and Retention Options issued was based on the ten day volume weighted average price of Macquarie shares prior to 28 May 2009 (C$28.97/A$32.92). Details of the acquisition including the terms and conditions of the Exchangeable Shares and Retention Options are summarised in the 28 May 2009 announcement.

Yours faithfully

Dennis Leong
Company Secretary
Macquarie Group Limited

WS: 1259525_3

Macquarie Bank Limited
ABN 46 008 583 542

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

16 October 2009

MACQUARIE

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Income Securities Announcement

Macquarie Bank Limited and Macquarie Finance Limited confirm that the distribution rate on Macquarie Income Securities (MBLHB) will be 5.55% per annum in respect of the next distribution period, which commenced on Thursday, 15 October 2009 and ceases on Thursday, 14 January 2010 (inclusive). The distribution payment date will be on Friday, 15 January 2010 and the record date will be Wednesday, 30 December 2009.

Distribution rate for above securities	5.55% per annum which is the Base Interest Rate* plus the applicable margin
Applicable distribution period	Thursday, 15 October 2009 to Thursday, 14 January 2010 (inclusive)
Base Interest Rate*	3.85% per annum
Applicable margin	1.7% per annum
Next date for resetting the distribution rate	Friday, 15 January 2010
Record Date	Wednesday, 30 December 2009

*As defined in the Conditions of Notes in Schedule 1 to the Macquarie Income Securities Trust Deed

Yours faithfully,

Dennis Leong
Company Secretary
of Macquarie Bank Limited &
Macquarie Finance Limited

cag_cosec_syd_prd/178900_1